For the fiscal year ended October 31, 2001.
File number:  811-04864
Prudential Value Fund


SUB-ITEM 77J
Revaluation of Assets or Restatement of Capital Share Account


	Reclassification of Capital Accounts:		Prudential
Value Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $1,130,087, decrease accumulated net realized gains on investments by $19,910,146 and increase paid-in capital by $21,040,233 for redemption utilized as distributions for federal income tax purposes. Net investment income, net realized gains and net assets were not affected by these changes.



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